SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Morton’s Restaurant Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

619430101

(CUSIP Number)

Michael R. Littenberg, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, address and telephone number of person authorized to receive notices and communications)

February 14, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 17 Pages)

CUSIP NO. 619430101	13D	Page 2 of 17 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Harlan Partners III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 4,688,664 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 4,688,664 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,688,664 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
(14)	TYPE OF REPORTING PERSON * PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	13D	Page 3 of 17 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Harlan Offshore Partners III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 76,864 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 76,864 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,864 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
(14)	TYPE OF REPORTING PERSON * PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	13D	Page 4 of 17 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Harlan Affiliates III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 78,361 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 78,361 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,361 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
(14)	TYPE OF REPORTING PERSON * PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	13D	Page 5 of 17 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Branford Castle Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 31,045 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 31,045 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,045 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
(14)	TYPE OF REPORTING PERSON * CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	13D	Page 6 of 17 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frogmore Forum Family Fund, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 17,846 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 17,846 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,846 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
(14)	TYPE OF REPORTING PERSON * OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	13D	Page 7 of 17 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Harlan Associates III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 4,843,889 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 4,843,889 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,843,889 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
(14)	TYPE OF REPORTING PERSON * PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	13D	Page 8 of 17 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Harlan Partners III, G.P., Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 4,843,889 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 4,843,889 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,843,889 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
(14)	TYPE OF REPORTING PERSON * CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	13D	Page 9 of 17 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Harlan, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 4,843,889 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 4,843,889 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,843,889 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
(14)	TYPE OF REPORTING PERSON * CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	13D	Page 10 of 17 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John K. Castle
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 4,892,780 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 4,892,780 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,892,780 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%
(14)	TYPE OF REPORTING PERSON * IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	13D	Page 11 of 17 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares (the “Shares”) of the common stock, par value $0.01(“Common Stock”), of Morton’s Restaurant Group, Inc. (the “Issuer”). The principal executive offices of the Issuer is located at 325 North LaSalle Street, Suite 500, Chicago, Illinois 60610.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) Castle Harlan Partners III, L.P. (“CHP III”), a Delaware limited partnership, in connection with Shares owned directly by it;

(ii) Castle Harlan Offshore Partners, L.P. (“CH Offshore”), a Delaware limited partnership, in connection with Shares owned directly by it;

(iii) Castle Harlan Affiliates III, L.P. (“CH Affiliates”), a Delaware limited partnership, in connection with Shares owned directly by it;

(iv) Branford Castle Holdings, Inc. (“Branford”), a Delaware corporation, in connection with Shares owned directly by it;

(v) Frogmore Forum Family Fund, L.L.C. (“Frogmore”), in connection with Shares owned directly by it; and

(vi) Castle Harlan Associates III, L.P. (“CH Associates”), a Delaware limited partnership, in connection with the Shares owned directly by CHP III, CH Offshore and CH Affiliates, as more fully described in Item 5(a) and 5(b) below;

(vii) Castle Harlan Partners III, G.P., Inc. (“CHP GP”), a Delaware corporation, in connection with the Shares owned directly by CHP III, CH Offshore and CH Affiliates, as more fully described in Item 5(a) and 5(b) below;

(viii) Castle Harlan, Inc. (“CHI”), a Delaware corporation, in connection with Shares owned directly by CHP III, CH Offshore, CH Affiliates as more fully described in Item 5(a) and 5(b) below;

(ix) John K. Castle, in connection with Shares owned by CHI, CHP III, CH Offshore, CH Affiliates, Branford and Frogmore, as more fully described in Item 5(a) and 5(b) below.

The person and entities above are referred to herein collectively as the “Reporting Persons”. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person.

The general partner of each of CHP III, CH Offshore and CH Affiliates is CH Associates. The general partner of CH Associates is CHP GP.

CUSIP NO. 619430101	13D	Page 12 of 17 Pages

The executive officers of CHP GP are Messrs. Castle, Leonard Harlan, Howard Weiss and David Pittaway. The directors of CHP GP are Messrs. Castle and Harlan.

The executive officers of Branford are (i) Mr. Castle - President and Treasurer and (ii) David A. Castle - Vice President and Secretary. The sole director of Branford is Mr. Castle.

The managing members of Frogmore are Messrs. Castle and Weiss.

CHI is the investment manager for CHP III, CH Offshore and CH Affiliates and has the discretion, without the need for additional approval, to direct the investments of CHP III, CH Offshore and CH Affiliates. The directors of CHI are Messrs. Castle and Harlan. The executive officers of CHI are (i) John K. Castle - Chairman and controlling stockholder, (ii) Leonard M. Harlan - President, (iii) David Pittaway - Managing Director, Vice President and Secretary and (iv) Howard Weiss - Vice President, Treasurer and Chief Financial Officer.

The Reporting Persons are making a joint filing pursuant to the requirements of Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because, by reason of their relationship as described herein, they may be deemed to be a “group” and “deemed to have acquired beneficial ownership” within the meaning of Rules 13d-3 and 13d-5 promulgated under the Exchange Act with respect to acquiring, holding and disposing of the Shares.

(b) The principal business address of each of the Reporting Persons is c/o Castle Harlan Inc., 150 E. 58th Street, 37th floor, New York, NY 10155.

(c) The principal business of the CHP III, CH Offshore, CH Affiliates, Branford and Frogmore is that of making investments. The principal business of CH Associates is of being the general partner of CHP III, CH Offshore and CH Affiliates. The Principal business of CHP GP is of being the general partner of CH Associates. The principal business of CHI is to provide business and organization strategy, financial and investment management and merchant and investment banking services for various limited partnerships. The principal occupation of Mr. Castle is a as being an executive officer and director of CHI, CHP GP and Branford and managing member of Frogmore.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CHP III, CH Offshore, CH Affiliates and CH Associates are limited partnerships formed under the laws of the State of Delaware. CHI, CHPGP and Branford are corporations formed under the laws of the State of Delaware. Frogmore is a limited liability company formed under the laws of the State of Delaware. Mr. Castle is a citizen of United States.

CUSIP NO. 619430101	13D	Page 13 of 17 Pages

Item 3.	Source and Amount of Funds and Other Consideration.

CHP III, CH Offshore, CH Affiliates, Branford and Frogmore (collectively referred to as the “Direct Holders “) are holders of units of Mortons Holding LLC, a Delaware limited liability company (“Holdings LLC”). Prior to the consummation of the sale of the Shares, (i) Morton’s Holdings Company Inc. (“MHCI”), the direct parent of the Company, merged with and into the Company (the “Merger”), and pursuant to the Merger, each share of common stock of MHCI issued and outstanding immediately prior to the effective time of the Merger was converted into one fully paid and nonassessable share of Common Stock, and each share of common stock of the Company issued and outstanding immediately prior to the effective time of the Merger was cancelled and (ii) the Common Stock was distributed to the unitholders of Holdings LLC, which had become the direct parent of the Company as a result of the Merger. Pursuant to this distribution, the Direct Holders received 4,892,780 Shares of Common Stock in the aggregate.

Item 4.	Purpose of the Transaction.

The Direct Holders were investors in Holdings LLC prior to the Merger. The Common Stock issued by the Issuer was acquired by the Direct Holders as a result of the distribution of such shares of common stock to unitholders of Holdings LLC.

Other than as set forth above, none of the Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention to do so.

Item 5.	Interest in Securities of the Issuer.

(a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based upon 16,098,500 shares, which reflects the shares of Common Stock issued and outstanding as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) dated February 8, 2006.

(i) CHP III owns directly 4,688,664 Shares, constituting approximately 29.1% of the shares outstanding. CHP III disclaims beneficial ownership of shares other than those owned directly by it.

CUSIP NO. 619430101	13D	Page 14 of 17 Pages

(ii) CH Offshore owns directly 76,864 Shares, constituting less than one percent of the shares outstanding.

(iii) CH Affiliates owns directly 78,361 Shares, constituting less than one percent of the shares outstanding.

(iv) Branford owns directly 31,045 Shares, constituting less than one percent of the shares outstanding.

(v) Frogmore owns directly 17,846 Shares, constituting less than one percent of the shares outstanding.

(vi) CH Associates owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CH Associates may be deemed to beneficially own 4,843,889 Shares, constituting approximately 30.1% of the shares outstanding, of which 4,688,664 Shares are owned directly by CHP III, 76,864 shares are owned directly by CH Offshore and 78,361 Shares are owned directly by CH Affiliates. CH Associates disclaims beneficial ownership of the shares, except as to shares representing the CH Associates’s pro rata interest in, and interest in the profits of, CHP III, CH Offshore and CH Affiliates.

(vii) CHP GP owns directly no shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CHP GP may be deemed to beneficially own 4,843,889 Shares, constituting approximately 30.1% of the shares outstanding, of which 4,688,664 Shares are owned directly by CHP III, 76,864 Shares are owned directly by CH Offshore and 78,361 Shares are owned directly by CH Affiliates. CH Associates disclaims beneficial ownership of the Shares, except as to Shares representing CH Associates’s pro rata interest in, and interest in the profits of, CHP III, CH Offshore and CH Affiliates.

(viii) CHI owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CHI may be deemed to beneficially own 4,843,889 Shares, constituting approximately 30.1% of the Shares outstanding, of which 4,688,664 shares are owned directly by CHP III, 76,864 Shares are owned directly by CH Offshore and 78,361 Shares are owned directly by CH Affiliates. CHI disclaims beneficial ownership of Shares owned by affiliated entities.

(ix) Mr. Castle owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, Mr. Castle may be deemed to own beneficially 4,892,780 shares constituting approximately 30.4% of the shares outstanding, of which 4,688,664 shares are owned directly by CHP III, 76,864 shares are owned directly by CH Offshore, 78,361 Shares are owned directly by CH Affiliates, 31,045 Shares are owned directly by Branford and 17,846 Shares are owned directly by Frogmore. Mr. Castle disclaims beneficial ownership of all such shares, except as to shares representing his pro rata interest in, and interest in the profits of, CHI, CHP III, CH Offshore, CH Affiliates, Frogmore and Branford.

(b) CHP III has the power to dispose of and the power to vote the shares directly owned by it, which power may be exercised by its investment manager, CHI, or its general partner, CH Associates, or CH Associates’ general partner, CHPGP, or CHP GP’s and CHI’s controlling stockholder, Mr. Castle.

CUSIP NO. 619430101	13D	Page 15 of 17 Pages

Each of CH Offshore and CH Affiliates has the power to dispose of the shares directly owned by it, which power may be exercised by its investment manager, CHI, or its general partner, CH Associates, or CH Associates’ general partner, CHP GP, or CHP GP’s and CHI’s controlling stockholder, Mr. Castle.

Branford has the power to dispose of the shares directly owned by it, which power may be exercised by its controlling stockholder, Mr. Castle.

Frogmore has the power to dispose of the Shares directly owned by it, which power may be exercised by its managing member, Mr. Castle.

(c) The Reporting Persons have not effected any transactions in the Common Stock since the date of event which required the filing of this Schedule 13D, except for the conversion of units of Holdings LLC into shares of the Issuer described in Item 3 of this Schedule 13D

(d) No person other than the Direct Holders are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e) Not applicable.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any common stock referred to in this Schedule 13D for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

The Direct Holders are parties to the registration rights agreement, dated as of January 31, 2006, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. The terms of the registration rights agreement include provisions for demand registration rights, piggyback registration rights and participation rights in favor of the Direct Holders and other holders of Common Stock party thereto.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	–	Joint Filing Agreement, as required by Rule 13d-1(k)under the Securities Exchange Act of 1934, as amended.

Exhibit 2	–	Registration Rights Agreement, dated as of January 31, 2006, as amended, by and among Morton’s Restaurant Group, Inc., Castle Harlan Partners III, L.P., Laurel Crown Capital, LLC: Series One-LC/Morton’s and certain other parties thereto (included as an exhibit to Amendment No. 3 to Morton’s Restaurant Group, Inc.’s Registration Statement on Form S-1, File No. 333-130072, filed on February 2, 2006, and incorporated by reference).

CUSIP NO. 619430101	13D	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 21, 2006

CASTLE HARLAN PARTNERS III, L.P.
By:	Castle Harlan Inc., its investment manager

	By:	/s/ John K. Castle

CASTLE HARLAN ASSOCIATES III, L.P.,
By: Castle Harlan Partners III, G.P., Inc., its general partner

	By:	/s/ John K. Castle

CASTLE HARLAN PARTNERS III, G.P., INC.

	By:	/s/ John K. Castle

CASTLE HARLAN, INC.

	By:	/s/ John K. Castle

BRANFORD CASTLE HOLDINGS, INC.

	By:	/s/ John K. Castle

CASTLE HARLAN OFFSHORE PARTNERS III, LP
By:	Castle Harlan Inc., its investment manager

	By:	/s/ John K. Castle

CASTLE HARLAN AFFILIATES III, L.P.,
By:	Castle Harlan Inc., its investment manager

	By:	/s/ John K. Castle

FROGMORE FORUM FAMILY FUND, LLC

	By:	/s/ John K. Castle

/s/ John K. Castle
JOHN K. CASTLE

CUSIP NO. 619430101	13D	Page 17 of 17 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: February 21, 2006

CASTLE HARLAN PARTNERS III, L.P.
By:	Castle Harlan Inc., its investment manager

	By:	/s/ John K. Castle

CASTLE HARLAN ASSOCIATES III, L.P.,

By: Castle Harlan Partners III, G.P., Inc., its general partner

	By:	/s/ John K. Castle

CASTLE HARLAN PARTNERS III, G.P., INC.

	By:	/s/ John K. Castle

CASTLE HARLAN, INC.

	By:	/s/ John K. Castle

BRANFORD CASTLE HOLDINGS, INC.

	By:	/s/ John K. Castle

CASTLE HARLAN OFFSHORE PARTNERS III, LP
By:	Castle Harlan Inc., its investment manager

	By:	/s/ John K. Castle

CASTLE HARLAN AFFILIATES III, L.P.,
By:	Castle Harlan Inc., its investment manager

	By:	/s/ John K. Castle

FROGMORE FORUM FAMILY FUND, LLC

	By:	/s/ John K. Castle

/s/ John K. Castle
JOHN K. CASTLE